

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2013

Via E-mail
Gerardo Grajales López
Chief Financial Officer
Avianca Holdings S.A.
Avenida Calle 26 #59-15
Bogotá, Republic of Colombia

> **Re: Avianca Holdings S.A.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted June 25, 2013**
> **CIK No. 0001575969**

Dear Mr. López:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. In addition to the included map at the forefront and back cover of your prospectus, prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please include pro forma financial statements prepared in accordance with the requirements of Rule 11 of Regulation S-X to reflect the respective transactions indicated in the capitalization section of the filing on page 58.

3. We note your disclosure on pages 111-113 and 126 of your registration statement regarding your flights to Havana. Additionally, on page 117 you disclose that you have a

strategic code share agreement with Cubana, a Cuban airline. You also disclose on page 117 that you are a member of Star Alliance. The Star Alliance website indicates that current Star Alliance members provide flights servicing Cuba, Iran, Sudan and Syria. News articles confirm these flights. Cuba, Iran, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your registration statement provides limited information regarding flights to Cuba, and does not provide disclosure about Iran, Sudan and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through subsidiaries, affiliates, alliance partners or other direct or indirect arrangements. Your response should describe any services, products or technology you have provided to or received from Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments, including overflight payments.

4. Please discuss the materiality of your contacts with Cuba, Iran, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

Registration Statement Cover Page

5. Please reconcile your disclosure on page 4 that your listed principal executive office address, which is in Colombia, with your disclosure in Note 1 on page F-10 that "on March 3, 2011 the company changed its headquarters to Panamá."

Prospectus Cover Page

Market Data, page iv

6. Please advise whether any of the data provided by the listed sources, such as the data from other third-party sources and industry publication, were commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. In this regard, we note the use of data from Boeing to support assertions on page 100. Please advise as to whether this is publicly available data, and if not, please file it as an exhibit.

Prospectus Summary, page 1

7. We note your statement that you focus on "premier customer service." Please revise here and throughout your prospectus to state such assertions as beliefs of management, or provide a basis for such assertions.

8. Please revise here and throughout the prospectus to state as a belief that the merger between Avianca and Taca was between "two established airlines with uniquely complementary operations . . . ." Also substantiate the "uniquely complementary operations" that you referenced. Similarly, please substantiate the statements on pages 2 and 102 that your hub situation is "unique for a single airline." Alternatively, please remove references to your "unique" attributes.

9. We note your statement that you are "the market leader . . . on international flights within the Andean region and Central America (our home market) according to internal data . . . ." derived from Travelport Marketing Information Data Tapes. Please revise here and throughout your prospectus to provide quantitative support for this statement. If this statement relies on data that was commissioned by you, please ensure that you follow our prior comment regarding consents and Rule 436.

10. Please balance the disclosure in the prospectus summary regarding your growth and the growth of air travel in Latin America by disclosing the economic concerns such as inflation in the respective region.

11. Please briefly describe the basis for your belief that you have "already achieved many revenue-enhancing synergies," following the merger of Avianca and Taca.

12. Please balance the description of your "modern and efficient fleet" here and throughout by describing the age of your different aircrafts. In this regard, we note that your average jet passenger aircraft age was 4.7 years as of December 31, 2012 and that your total fleet passenger and cargo fleet had an average age of 7.2 and 18.9 years. Similarly, please define what is meant by "fleet complexity."

13. We note your statement in the first paragraph on page 2 that your *LifeMiles* frequent flyer program "has become a significant Latin American frequent flyer program in terms of members . . . ." Please support this assertion by quantifying the amount of members enrolled in this program.

Our Strengths, page 2

14. Please revise to provide the basis for your belief that the Avianca brand is "associated with superior service in the minds of customers . . . ." Additionally, please revise to clarify here what is meant by "*Excelencia Latina* (Latin Excellence)."

15. Please revise throughout your prospectus to remove qualitative marketing-type terminology that is not susceptible to objective measurement, such as "attractive destinations," and "greater comfort" on page 2, "superior customer service and unique culture," "world-class operating performance with a warm, Latin American service culture," "most dedicated personnel," "best-in-class," and "top quality," on page 3, "top-player," on page 108, "world class," on page 117, "forward-looking vision," on page 119, and "excellent" on page 128.

16. We note your statement on page 3 that with an average jet passenger aircraft age of 4.7 years, you are "one of the youngest among Latin American airlines." Please balance your discussion with the fact that your overall fleet age is 6.9 years, as disclosed on page 120, and that the aircrafts under your operating leases may affect the average of your fleet.

17. Please revise to substantiate your statement that your senior management team has a "proven operating track record."

Our Strategy, page 3

18. Please balance the disclosure in this sub-section by clarifying that you have not been in compliance with certain covenants and that certain of your subsidiaries are not currently in compliance with applicable financial covenants under respective agreements.

19. Please state as a belief of management on pages 4 and 103 that there is an "increasing demand for air travel within Latin America."

Summary Financial and Operating Data, page 8

20. Please revise throughout your filing so that financial and other information read consistently from left to right in the same chronological order. We note, for example, that your consolidated financial statements beginning on page F-3 begins with the latest period and ends with the earliest period while your summary data begins with the earliest period and ends with the latest period. Refer to SAB Topic 11.E for guidance.

Summary Financial and Operating Data (IFRS), page 8

Operating Data, page 11

21. Refer to the line items "Passenger revenue per ASK (PRASK)," "Operating revenue per ASK (RASK)," "Cost per ASK (CASK)" and "CASK excluding fuel." Please verify the amounts presented and clarify the basis for the measure for each line item. Based on information on pages 67 and 74, it appears the basis for each measure is intended to be in US cents, and that the amounts here do not appear to be consistent with the corresponding amounts presented on pages 67 and 74. From the amount reported on the statement of comprehensive income and the ASK reported on this page, it appears that PRASK for

2011 may be 9.6. Please advise and revise as appropriate on this page, and conform similar presentations contained elsewhere in the filing (for example, page 62).

Risk Factors, page 18

Risks Relating to Our Company, page 18

We may not be able to obtain the capital we need to finance our growth, page 20

22. Please revise to remove subjective description of your growth plans, such as the term "ambitious." Please also clarify what you mean by "underserved markets."

We have significant financing costs and expect to incur additional financing costs, page 21

23. We note that you have significant financing costs related to your aircraft operating leases. Please separately include a risk factor describing the attendant risks of having a significant amount of off-balance sheet operating leases.

24. Please include the total amount of debt outstanding at the latest period ending date presented in the filing and interest expense incurred for 2012.

Our existing debt and lease financing arrangements contain restrictive covenants, page 21

25. Please revise the risk factor heading to clarify that you were not in compliance with certain covenants and that certain of your subsidiaries are not currently in compliance with applicable financial covenants. We note that you are a holding company. Also revise to describe the extent of such non-compliance and disclose the financial ratio related to Taca.

A significant percentage of our sales depends on our relationships with travel agencies, page 30

26. Please revise to address the extent to which the internet has made it much easier for individuals and others to plan the details of their own trips, minimizing the role of traditional travel agencies, and explain how such self-managed trips may affect your business and your relationships with these travel agencies.

Increases in our fuel costs or disruptions in our fuel supply, page 32

27. We note your disclosure in the second-to-last paragraph of this risk factor that there could be continued high fuel price volatility. Please clarify and quantify whether current fuel prices are high or low in comparison to historical prices, so that investors can assess the discussed risk. Also, revise the risk factor heading to address the current status of fuel prices so that investors can assess whether fuel prices are at a low or high point.

Risks Relating to Colombia, Peru, Central America and Other Countries, page 36

28. We note that some of your risk factors in this section are not preceded by subheadings describing a risk factor. Please include a subheading for each risk factor and clearly and concisely identify a risk under each risk factor subheading so that an investor can identify the risks.

Risks Relating to the ADSs and our Preferred Shares, page 42

One of our minority shareholders has negative control, page 42

29. Please define what you mean by "negative control" as used in this risk factor.

Our shareholders' ability to receive cash dividends may be limited, page 44

30. It appears that you may also be affected by Colombian corporate laws as they relate to your dividend policy. We note that your preferred shares are governed by Colombian law. Please revise this risk factor to address any related risks or explain to us why this is unnecessary.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions, page 47

31. Please revise this risk factor to discuss the specific corporate governance matters affected in this risk factor, and disclose whether applicable home country requirements provide less protection than those required under NYSE rules. With a view towards revised disclosure, please discuss the fact that you are incorporated in Panama but your preferred shares trade in Colombia. As appropriate, also revise your disclosure on pages 156-157.

Market Price of Our Preferred Shares, page 51

Our Preferred Shares, page 51

32. In the text immediately prior to the first table on page 51, you state you are providing, for each year since your preferred shares began trading on May 11, 2011, the high and low closing prices in Colombian pesos of your common shares and investment shares on the Colombian Stock Exchange. The table sets forth such information for your preferred shares. Please revise the text or the table, as appropriate.

33. Also, in addition to the information in the tables on pages 51-52 listing the highest and lowest closing prices for your preferred shares over the past several quarters and months, please also provide the average daily trading volume for your preferred shares on the Colombian Stock Exchange for each of the quarters and months listed.

Use of Proceeds, page 54

34. Please revise to indicate the approximate estimated net amount of the proceeds that you will use to finance your fleet modernization plan and other principal intended purposes. Refer to Item 3.C of Form 20-F.

Ratio of Earnings to Fixed Charges and Preferred Share Dividends, page 54

35. In a future amendment, please include the ratio of earnings to fixed charges and preferred share dividends for the two years ended December 31, 2012.

Capitalization, page 58

36. Upon public filing, please update this section to reflect information as of a date no earlier than 60 days prior to the date of the amended document. Refer to Item 3.B. of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 72

Interest expense, page 76

37. We note your disclosure concerning the phase out of your cargo fleet in connection with your fleet modernization plan. Please reconcile this disclosure with your disclosure elsewhere in the filing in regard to your strategy to grow your cargo operations.

38. Please explain to us and disclose what the "one time event charges related to the phase out of our cargo fleet in connection with our fleet modernization plan" represents.

Liquidity and Capital Resources, page 83

39. We note your disclosure on page 6 that you have adopted a dividend policy that provides for the payment of annual dividends to the holders of your common and preferred shares equal to at least 15% of your annual distributable profits. Please discuss how your anticipated dividend policy is expected to impact your liquidity. In addition, discuss to what extent you would have been able to pay dividends on this basis in the past.

40. We note that you are a holding company with no independent operations or assets and are dependent on cash flow generated by your subsidiaries. Please revise to disclose the nature and terms of any restrictions imposed on your ability to obtain cash from your subsidiaries by dividend or loan under debt or other agreements. In connection with this, please refer to Rule 4-08(e), 5.04(c) Schedule I and Rule 12-04 of Regulation S-X and include required disclosures and schedules.

41. You disclose on page 41 that there are restrictions that limit you from remitting cash from Venezuela outside of Venezuela. Given the significant cash balance that you have in Venezuela (based on your disclosure on page 41), please expand your disclosure to discuss the consequences on your liquidity and cash flows of any extended periods it takes for you to repatriate cash from Venezuela and what measures you take to ensure sufficient liquidity pending repatriation.

Cash Flows provided by Operating Activities, page 84

42. Please clarify your analysis in regard to how the factors disclosed directly affect cash regarding the variance in net cash flows of operating activities and quantify each factor indicated so that investors may understand the magnitude of each. For example, please specifically disclose how "an increase in air traffic liability" contributed to the increase in operating cash in fiscal 2012, and clarify how the indicated factor for changes in operating profit, that is prepared on an accrual basis, directly impacted operating cash.

Debt and Other Financing Agreements, page 84

43. You disclose here and elsewhere that you are not in compliance with certain covenants that are associated with your financing and debt arrangements. Please disclose your expectations regarding compliance with these covenants in the next 12 months. In addition, disclose the calculated amount in addition to the covenant's acceptable range for each covenant that was not in compliance so investors can assess the extent of non-compliance with the covenant. Also, if there are any covenants for which there is risk of non-compliance, disclose the affected covenant and the associated calculated and compliance threshold amounts so that investors may also assess the extent of compliance.

Commitments and Contractual Obligations, page 89

44. Please revise your contractual obligations table to follow Item 5.F of Form 20-F. Additionally, please include footnote information to explain the obligations, such as the aircraft and engine purchase commitments, and clarify whether the commitments are described under the two paragraphs under the "New Aircraft Purchases" section directly above.

Industry, page 93

45. Please explain why, under the heading "Growth of Intra Latin American Traffic" on page 94, you cite to the growth of "domestic and international traffic within Latin America . . . ." Particularly, please clarify how international traffic constitutes "intra Latin American" traffic.

46. Please revise the table on page 95 to provide figures for Ecuador and Costa Rica, or explain why this data is not available.

Colombian Aviation Market, page 96

47. Please either revise to state as a belief or substantiate your statements on page 96 that Colombia has "inadequate road and rail infrastructure," and on page 98 that Peru has a "lagging infrastructure." Additionally, please revise to state as a belief on pages 96 and 97 that air travel is "convenient and attractive."

48. We note that the "Other" section of your Domestic Service chart on page 97 contains 37.3% of total passengers. Please explain in a footnote what constitutes "Other." Also make similar revisions on page 99.

Business, page 101

49. Please revise to state as a belief the statement on page 108 that DEPRISA has "strong brand recognition and reputation in Colombia."

50. Please clarify what is meant by the statement on page 117 that you "measure the economics of loyalty as if it were a separate business." Alternatively, please remove such disclosure.

Properties, page 130

51. We note your disclosure on page 131 that "some of these leases, however, may be for periods of up to ten years." Please disclose which properties are held on non-month to month bases. Additionally, please file all material lease agreements as exhibits.

Intellectual Property, page 133

52. Please either provide a basis for, or remove statements indicating your belief that, "the *Avianca* brand is a household name in Colombia and the Andean countries of Ecuador, Peru and Venezuela," and that your brand "is deeply rooted in Colombian culture and is a source of national pride to many Colombians and people of Colombian origin living abroad." Please remove unnecessary marketing language.

53. If material, please quantify your research and development costs over the past 3 years. Refer to Item 5.C of Form 20-F.

Management, page 153

Corporate Governance, page 156

54. We note the disclosure that with certain exceptions foreign private issuers are permitted to follow home country practice standards. Although you are incorporated in Panama, you have provided a comparison between Colombian corporate governance and those of

the NYSE listing standards. Please also consider adding a discussion with regards to Panama corporate practices or tell us why this is unnecessary.

Compensation, page 159

55. Please tell us whether you are required to disclose, or have disclosed, the executive compensation of your named officers and directors on an individual basis for your most recently completed year in Colombia, or in Panama, as may be applicable. Refer to Item 6.B.1 of Form 20-F.

56. We note your disclosure that payments to beneficiaries of the compensation plan will be "effected by an autonomous trust managed by a Colombian trust company." When available, please identify the Colombian trust company.

57. Please revise to disclose the total amount accrued by the company to provide pension benefits. Refer to Item 6.B.2 of Form 20-F.

Principal and Selling Shareholders, page 161

58. Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by Synergy Aerospace Corp., and Kingsland Holding Limited.

59. Please confirm that when you update the prospectus to include detailed information regarding selling shareholders, that you will disclose the nature of any position, office or other material relationship that the selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. Refer to Item 9.D of Form 20-F.

Shares Eligible for Future Sale, page 186

Rule 144, page 186

60. In your discussion of persons able to sell your shares under Rule 144 beginning 90 days after the date of the prospectus, the first bullet point should refer to your preferred shares, not to your common shares. Also, paragraph (k) of Rule 144 was removed from Rule 144 in the revisions to that rule set forth in Release No. 33-8869, February 15, 2008.

Underwriting, page 196

61. Please revise to indicate that the selling shareholders may be deemed underwriters.

Validity of Securities, page 209

62. We note your statement that the "validity of the preferred shares and other matters governed by Panamanian law will be passed upon for us by Icaza, González-Ruiz &

Alemán." In light of your disclosure on page 167 that your preferred shares are "currently registered in the Colombian National Registry of Securities and Issuers" and that "any dispute that arises from the sale and purchase of preferred shares is subject to the Colombian laws and regulations and to the jurisdiction of Colombian courts," please tell us whether you will also provide an opinion under Colombian law. As soon as practicable, please provide draft opinions for review. Please also provide addresses for the law firms mentioned. Refer to Item 10.G. of Form 20-F. Similarly, please provide an address for your accounting firm.

Independent Auditor's Report, page F-2

63. It does not appear that the entity "Ernst & Young Audit S.A.S." is registered with the Public Accounting Oversight Board ("PCAOB"). Please advise how your independent accountant and its related report comply with the registration requirements of the PCAOB.

Notes to Consolidated Financial Statements, page F-10

Note 9: Balances and transactions with related parties and personnel expenses, page F-42

64. Please tell us the facts and circumstances that generated the key management personnel compensation receivable and the nature of the expenses incurred for which repayment is sought.

Note 18: Accounts payable, page F-54

65. Please tell us and disclose what "social charges" represent.

Note 23: Equity, page F-60

Capital, page F-60

66. Please disclose the terms and conditions upon which common stock is convertible preferred stock.

67. We note that during 2012 you repurchased 4,123,491 shares of preferred stock for total consideration of apparently $9.566 million, or $2.32 per share. Based on amounts reported in the consolidated statements of changes in equity, it appears the carrying amount of preferred stock was $1.87 prior to the repurchase. Please explain to us your consideration of paragraph 16 of IAS 33 in reporting the difference between the consideration paid and carrying value per share.

Note 28: Income tax expense, page F-68

68. Refer to the line item "Permanent differences from IFRS adjustments" in the table of the reconciliation between the statutory and effective tax rate. Please clarify for us why this description is appropriate given the nature of the contents of this line item as indicated in footnote 2 to the table for this line item. In connection with this, it appears that the exchange rate differences up to $26,481 contained in this line item indicated in the footnote is sufficiently material to be presented in a separate line item to the reconciliation table. Please advise and revise as appropriate.

Item 8. Exhibits, page II-1

69. We note your discussion on pages 86 and 87 of various credit agreements with IFC and other entities. As these appear to be material agreements, please either file them pursuant to Item 601(b)(10) of Regulation S-K in your exhibit list, or explain why you think they are not material.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3537 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        David L. Williams
        Simpson Thacher & Bartlett LLP